Rule 424(b)(3)
                                                      Registration No. 333-57745

                          CASELLA WASTE SYSTEMS, INC.

               Supplement No. 1 to Prospectus dated July 21, 1998

            The date of this Supplement No. 1 is September 10, 1998

     On September 3, 1998, Casella Waste Systems, Inc. issued the attached press release relating to its acquisition of Hakes C & D Disposal, Inc., a construction and demolition debris landfill.


Casella Waste Systems, Inc. Acquires Construction and Demolition Debris Landfill

RUTLAND, Vt., Sept. 8--Casella Waste Systems, Inc. (Nasdaq: CWST - news), a regional, non-hazardous solid-waste services company, today announced that it has completed the purchase of Hakes C & D Disposal, Inc., a fully-permitted construction and demolition debris (C & D) landfill in western New York.

"The purchase of this construction and demolition debris disposal facility provides us with the opportunity to internalize 'C & D' waste collected by our hauling operations in the western region," said John W. Casella, chairman and CEO of Casella Waste Systems.

The landfill, in Campbell, New York, is situated close to the city of Corning in Steuben County, a major regional market for the company.

"Along with our Hyland Facility municipal solid waste landfill in Angelica, New York, this acquisition strengthens our position as the 'logical buyer' for tuck-in opportunities in western upstate New York," Casella said.

Construction of the facility will begin immediately, and the company expects the landfill to be operational by December 1998. Situated on 217 acres, the facility's permit covers the construction and operation of approximately 21 acres, or 1.68 million cubic yards of airspace. The landfill is permitted to accept 280 tons of construction and demolition debris daily.

The purchase price included stock and assumed debt, and will be accounted for as a pooling of interests.

Casella Waste Systems, headquartered in Rutland, Vermont, is a regional, integrated, non-hazardous solid waste services company that provides collection, transfer,


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disposal and recycling services in Vermont, New Hampshire, Maine, upstate New
York and northern Pennsylvania. In May of 1998, the company was chosen for inclusion in the Russell 3000(R) Index, which measures the performance of the 3,000 largest U.S. companies based on total market capitalization.

The company's principal operations consist of five Subtitle D landfills, 35 transfer stations, nine recycling processing facilities, and 28 collection operations which serve over 180,000 commercial, municipal and residential customers.

This press release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the company's ability to manage growth, a history of losses, the ability to identify, acquire and integrate acquisition targets, dependence on management, the uncertain ability to finance the company's growth, limitations on landfill permitting and expansion and geographic concentration, and the risk factors detailed from time to time in the company's periodic reports and registration statements filed with the Securities and Exchange Commission.